UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 1-11178

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR
For Period Ended: September 30, 2020
[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-K
[ ] Transition Report on Form N-SAR
For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Revlon, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
One New York Plaza
Address of Principal Executive Office (Street and Number)
New York, New York, 10004
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]
(b) The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

As previously disclosed, on October 23, 2020, Revlon Consumer Products Corporation (“Products Corporation”), the direct wholly-owned operating subsidiary of Revlon, Inc. (“Revlon” and together with Products Corporation and its subsidiaries, the “Company”) commenced an amended exchange offer (as amended, the “Exchange Offer”) to exchange any and all of its outstanding 5.75% Senior Notes due 2021 (the “5.75% Senior Notes”). For each $1,000 principal amount of 5.75% Senior Notes validly tendered, each holder will receive either, at its option, (i) $275 in cash (plus a $50 early tender/consent fee payable if such 5.75% Senior Notes were tendered at or before 11:59 p.m. New York City time on November 5, 2020 (the “Early Tender Deadline”)), for an aggregate of $325 in cash, or (ii) a combination of (1) $200 in cash (plus a $50 early tender/consent fee payable if such 5.75% Senior Notes were tendered at or before the Early Tender Deadline), for an aggregate of $250 in cash, plus, (2) (A) its pro rata share of $50,000,000 aggregate principal amount of new asset-backed term loans and (B) its pro rata share of $75,000,000 aggregate principal amount of new second-lien term loans, if the holder met certain eligibility criteria. On November 6, 2020, the Company announced that it was extending the Early Tender Deadline of the Exchange Offer from 11:59 p.m. New York City time on Thursday, November 5, 2020 to 11:59 p.m. New York City time on Tuesday, November 10, 2020, which is the expiration time (the “Expiration Time”) of the Exchange Offer. All holders who validly tender their 5.75% Senior Notes prior to the Expiration Time will be eligible to receive the $50 early tender/consent fee.

As of November 6, 2020, the Exchange Offer has not been consummated. It remains uncertain whether the Company will be able to successfully consummate the Exchange Offer prior to November 16, 2020 (which is 91 days before the 5.75% Senior Notes are scheduled to mature) (the “Accelerated Maturity Date”). If the Company is unable to repay or refinance the 5.75% Senior Notes in full prior to the Accelerated Maturity Date, then, subject to (other than in the case of the term loans under the Asset-Based Term Loan Credit Agreement, dated as of July 9, 2018 (the “2018 Foreign Asset-Based Term Facility”)) certain minimum liquidity-related exceptions, (i) the Tranche A revolving loans under the Asset-Based Revolving Credit Agreement, dated as of September 7, 2016 (the “Amended 2016 Revolving Credit Facility”), (ii) the term loans under the Term Credit Agreement, dated as of September 7, 2016 and (iii) the 2018 Foreign Asset-Based Term Facility will become due on the Accelerated Maturity Date (an “Accelerated Maturity Event”). Additionally, because the agreements governing substantially all of the Company’s indebtedness have cross-default provisions, if an Accelerated Maturity Event occurs, it would cause an event of default under the Company’s other debt instruments, in which event the Company would be unable to repay or refinance the total indebtedness becoming due.

In light of the expected impact of the Exchange Offer on the Company’s liquidity and capital resources, as well as other aspects of its business and operations, the Company is unable to finalize certain sections to be included in the Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2020, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Combined Notes to Unaudited Consolidated Financial Statements and Risk Factors, within the prescribed time period without unreasonable effort or expense. In addition, the continuing work on the Exchange Offer and the related transactions have negatively impacted the availability of certain members of the management team to work on the Company’s Quarterly Report on Form 10-Q for the third quarter.

It remains uncertain whether the Company will be able to successfully consummate the Exchange Offer prior to the Accelerated Maturity Date. Absent an extension or consensual resolution of the Accelerated Maturity Date, the Company will continue operations and may pursue reorganization of its capital structure under chapter 11 of the U.S. Bankruptcy Code. In addition, the Company’s Amended 2016 Revolving Credit Facility matures on September 7, 2021, and the Company is currently in discussions with various lenders to extend such maturity or refinance such facility. If the Company is unable to consummate the Exchange Offer and extend or refinance the Amended 2016 Revolving Credit Facility, it would raise substantial doubt about the Company’s ability to continue as a going concern.

The Company expects to file a Quarterly Report on Form 10-Q containing the required financial statements as soon as practicable within the extension period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Michael T. Sheehan          (203) 856-4383
(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

[ X ] Yes [ ] No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2020 (or “Q3 2020”), on a preliminary unaudited basis, the Company had:

•
Consolidated net sales of approximately $477.1 million, as compared to $596.8 million in the prior-year period. The Company estimates that the ongoing and prolonged COVID-19 pandemic contributed approximately $119 million to its total net sales decline versus the prior-year period. Excluding the $119 million negative impact from the ongoing and prolonged COVID-19 pandemic, the Company’s Q3 2020 net sales were essentially flat compared to the prior-year period; and

•
Operating loss of approximately $9.7 million in the third quarter of 2020 versus $16.7 million of operating income in the prior-year period, driven primarily by the lower net sales described above and lower gross profit margin due in part to the ongoing effects of COVID-19, including its adverse impact on sales mix and higher manufacturing overhead absorption costs.

REVLON, INC.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

REVLON, INC.

By:	/s/ Michael T. Sheehan
Michael T. Sheehan
Senior Vice President, Deputy General Counsel and Secretary
Date: November 6, 2020